SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 8, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K two press releases dated March 8, 2005, announcing (i) that RAYLASE has chosen their Product Lifecycle Management (PLM) solutions to streamline its product development processes and reduce both time to market and development costs and (ii) that Israel-based Semi Conductor Devices (SCD) has chosen their Product Lifecycle Management (PLM) solutions to streamline its product development processes.

RAYLASE Strengthens Innovation with PLM
Solutions from IBM and Dassault Systèmes

Plans to reduce time to market and development costs
in less than one year using SMARTEAM

Stuttgart, Germany, March 8, 2005 – IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that RAYLASE has chosen their Product Lifecycle Management (PLM) Solutions to streamline its product development processes and reduce both time to market and development costs.

With SMARTEAM, a leading collaborative product data and lifecycle management solution, RAYLASE, an international pioneer, developing modular components and subsystems for laser beam deflection, projects a return on investment in less than one year. During that period, the company expects the size of its SMARTEAM implementation to increase significantly. SMARTEAM is an IBM PLM solution developed by Dassault Systèmes

Since its foundation in 1999, RAYLASE, a mid-sized company, has grown rapidly and today is the worldwide market leader in its area of business. RAYLASE will use SMARTEAM to integrate, in an open environment and in a flexible way, the engineering disciplines of electrical, software, mechanical and optical design, thus creating and managing consistent data in a secure environment. That data will be accessible by the company’s extended network of partners.

SMARTEAM meets RAYLASE’s specific requirements because of the solution’s strong set of industry templates and its open architecture and adaptation to IT standards, as well as its flexibility in leveraging data from existing enterprise applications and systems. SMARTEAM will also ensure that the company’s future needs are met when the complete system definition, its requirements and its functional and local design are managed in a consistent environment.

“In the electronics industry, we need highly flexible solutions to integrate our innovative laser components into our customers’ products, whether those customers are end-users or OEMs,” said Peter von Jan, CEO of RAYLASE. “Thus, we need powerful and easy to adapt solutions. With SMARTEAM, we will not only manage more efficiently all our engineering documents, but also better integrate our dynamic partner network, taking into consideration a very large range of international as well as local standards requirements with which our components and products must comply. The key factor in our market is innovation combined with flexibility, and IBM as well as the SMARTEAM solution, provide us with just that.”

“RAYLASE, like other electronics companies today, is facing a most challenging business and market environment: As the pace of innovation and technology accelerates, RAYLASE is requested to deliver its products faster, with a higher quality and at a reduced cost,” said Harald Robok, manager of PLM Central Region for IBM Europe Middle East and Africa. “At the same time, RAYLASE is facing increasing product complexity. Our open and flexible PLM Solutions will help them meet those tough challenges and increase both quality and innovation while cutting costs and product development cycles. This is another acknowledgement of our continuous and strong dedication to support highly innovative electronics companies.”

-more-

“SMARTEAM will serve as a competitive advantage for RAYLASE in a fast-changing market,” said Denis Senpéré, vice president PLM Europe, Dassault Systèmes. “In the world of laser-based technologies, speed of innovation is critical. With SMARTEAM, RAYLASE will be able to integrate its partner network, manage its multi-disciplinary data efficiently, and ensure that it exceeds the requirements of its customers. RAYLASE understands the transformative value of PLM and will quickly experience the cost savings and reduced development time that our PLM solutions have been proven to deliver.”

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About RAYLASE
RAYLASE is an international pioneer, developing modular components and subsystems for laser beam deflection and supplying these to a worldwide market. A professional consulting service, tailored products and continuous customer support are the pillars which support our company strategy. The RAYLASE service range encompasses deflection heads for CO2, HeNe and Nd:YAG lasers, frequency-doubled and frequency-tripled Nd:YAG lasers, diode and argon lasers. Its products handle laser beams with a power capacity between a few milliwatts and one kilowatt. To know more about RAYLASE, visit http://www.raylase.de

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

RAYLASE Press Contact: Cindy Wolff Tel: +49 (0)8153 8889 30, c.wolff@raylase.de	IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systèmes Press Contacts: Anthony Maréchal +33 1 55 49 84 21 anthony_marechal@ds-fr.com	Dassault Systèmes Investor Contact: Harriet Keen Financial Dynamics +44 207 831 3113

Derek Lane (Americas) +1 818 673 2243 derek_lane@ds-us.com

Semi Conductor Devices (SCD) Speeds Product
Innovation with PLM Solutions from
IBM and Dassault Systèmes

Reduces engineering change cycle time
by more than 50% with SMARTEAM

DATE Tradeshow, Munich, Germany, March 8, 2005 — IBM and Dassault Systèmes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced that Israel-based Semi Conductor Devices (SCD) has chosen their Product Lifecycle Management (PLM) solutions to streamline its product development processes.

With SMARTEAM, a leading collaborative product data and lifecycle management solution, SCD, already has reduced its engineering change cycle time by more than 50%, standardizing change processes, eliminating errors and making existing data and knowledge easily accessible for reuse. SMARTEAM is an IBM PLM solution developed by Dassault Systèmes.

The challenge for SCD, a major supplier of infrared detectors and high-tech power laser diodes to the defense industry, is to introduce multiple new products quickly and at a lower price, while meeting the strict confidentiality and quality requirements of the defense sector. Because of the sensitive, confidential nature of the defense industry, SCD handles end-to-end development and production of most of its products and components in-house, creating demands on a company of its size more commonly found in much larger enterprises.

SCD wanted to speed time to market and improve quality by enabling 100% electronic-based data management of items. SMARTEAM has replaced the manual systems and many of the stand-alone functionalities that were once handled by the company’s ERP system: bills of materials, documents, workflow processes, and lists of approved manufacturers. Feeding all enterprise systems (including Enterprise Resource Planning), SMARTEAM made it possible to drive the innovation process. SMARTEAM’s implementation and user training was managed by EDMISO, an IBM PLM Business Partner.

“To meet all of the tough challenges we face as a relatively small electronics manufacturer, we chose SMARTEAM,” said Alberto Burger vice president of Quality Assurance, SCD. “We needed a quickly implemented, standard solution accompanied by proven guidelines on how to optimize our product development processes, and that is what SMARTEAM delivered.”

“SMARTEAM has helped SCD create efficiencies throughout the lifecycle, from design through manufacturing,” said Angel Blanco Diaz, PLM manager, South Region, IBM Europe Middle East and Africa. “IBM, together with our Business Partner EDMISO, has enabled SCD to become more responsive to its customers and offer them higher quality products. The integration between systems also helps the company to streamline downstream processes.

“Reducing cycle time is critical to the competitiveness of small and mid-sized companies in fast-changing markets,” said Denis Senpéré, vice president PLM Europe, Dassault Systèmes. “SMARTEAM has already enabled SCD to maximize product development efficiency, meaning the company can release its innovative products faster and more cost-effectively.”

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About SCD
SemiConductor Devices (SCD), develops and manufactures a full spectrum of infrared detectors and laser diodes. The company’s advanced concepts and cutting-edge technologies have positioned it as one of the world’s leading sources for high-end infrared components in the market. A substantial effort is invested in research & development activities, to ensure superiority for our current and future customers. To know more about SCD, please visit http://www.scd.co.il/

EDMISO – Boilerplate
Creating tangible business benefits to its customers through implementing PLM solutions is the focus of IBM business partner EDMISO LTD. Staffed with experts in the domain of PLM in general and SMARTEAM in particular, EDMISO provides the full range of PLM services in the various verticals, allowing quick and focused implementations that bring results rapidly through the utilization of best practices, predefined templates and proven skills. Please visit their site at www.edmiso.com to learn more about their offering.

About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of “e-business” solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

SCD Press Contact: Alberto Burger +972-4-9902500 marketing@scd.co.il	IBM Press Contact: Zohra Dali +33 6 71 92 71 87 zohradali@fr.ibm.com	Dassault Systèmes Press Contacts: Anthony Maréchal +33 1 55 49 84 21 anthony_marechal@ds-fr.com	Dassault Systèmes Investor Contact: Harriet Keen Financial Dynamics +44 207 831 3113

Derek Lane (Americas) +1 818 673 2243 derek_lane@ds-us.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 8, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration